Exhibit 99.1

News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Endeavour Acquires Navegantes Properties Near Parral District Chihuahua,
     Mexico

     VANCOUVER, Feb. 19 /CNW/ - Endeavour Silver Corp. (EDR: TSX, EXK: AMEX,
and EJD: Frankfurt) announces that it has acquired an option to purchase the
Navegantes silver properties, located approximately 80 km west of the city of
Hidalgo de Parral in Chihuahua State, Mexico.
     The five Navegantes properties (470 hectares) cover two historic silver mines, Jorge and San Pedro, and a north to northeast-trending swarm of mineralized quartz-barite veins that measures over 1.5 km in length. The
Navegantes mines were known for their "bonanza" grades and are described as
"significant past producers" by the Mexican Geological Service ("SGM") in their Chihuahua monograph.
     Bradford Cooke, Chairman and CEO, commented, "We view the Navegantes acquisition as an attractive opportunity to explore for and potentially discover new high-grade silver deposits in the near-term as part of our Parral
Project. The Navegantes properties have never been explored or drilled by modern methods. In 2007, Endeavour discovered a new polymetallic mineralized zone on the El Cometa property at Parral on a similar, unexplored, past-producing mine property and Endeavour staff feel that Navegantes also holds excellent discovery potential."
     Navegantes is readily accessible by road, approximately a three and a half hour drive west of Parral on Highway 24 and a gravel access road. The properties are situated on sparsely vegetated, low rolling foot-hills of the
Sierra Madre. Local infrastructure is available in the nearby town of San
Pablo Balleza, including hotels, stores and an airstrip. Endeavour can acquire a 100% interest in the Navegantes properties by making $470,000 in escalating cash payments over a 2 year period.
     The historic mines were developed by three small production shafts (to
36 m in depth but old workings may go deeper) along two main mineralized veins and multiple ancillary structures. The Pizzaro vein on which the San Pedro shaft is located averages 1 to 3 m thick and can be traced by intermittent old mine workings for more than 1.0 km. The Navegantes veins on which the Jorge and Carmelitas shafts are located ranges from 2 to 5 m thick over a strike length of 1.2 km and hosts the principal mine workings.
     The Navegantes veins and mines are hosted by rhyodacite tuffs of the
Tertiary Upper Volcanic Series. Since most of the silver-gold vein mines of the Sierra Madre are hosted by andesitic flows and tuffs of the Tertiary Lower
Volcanic Series, Endeavour personnel foresee good potential for the Navegantes silver mineralization to extend at depth into the underlying andesite volcanic rock formations.
     In the vicinity of the productive mineralized zones, the volcanic wallrocks display pronounced kaolinite clay alteration. Along strike at higher elevation and approximately 1 km to the north lies a broad propyllitic alteration zone with some veining that may be a higher level expression of buried silver mineralization. Therefore, the veins also have exploration potential along strike.
     Portions of the old mine workings are still accessible by the San Pedro,
Jorge and Carmelitas shafts. Chip sampling of remnant vein zones by Endeavour geologists returned several significant silver assays. Sampled widths are perpendicular to exposed veins in old workings, but because several samples were taken from vein remnants underground, original vein widths were often larger than the widths sampled.
     Some of the better sample results are as follows:

     <<
     ---------------------------------------------------------------------
      Vein (shaft)   Sample (no.)   Width (m)   Silver (gpt)   Gold (gpt)
     ---------------------------------------------------------------------

      San Pedro         RS235         0.85          420            0.3

                        RS236         1.00          500            0.3
                        RS237         1.00          889            0.4
                        RS385         1.10          534           0.06
                        RS386         1.00          296           0.03

      Jorge             RS402         1.20          523           0.06
                        RS404         1.25          255           0.15

      Carmelitas(x)     RS242         1.10          507           0.30
                        RS243         1.40          260           0.20
     ---------------------------------------------------------------------
     (x) Represent two contiguous channel samples across a 2.5-metre wide face
     >>

     Endeavour plans to commence shortly a Phase 1 drilling program of approximately 1,800 m of core in about 15 drill holes at Navegantes.
     Barry Devlin, M.Sc., P.Geo., Vice President Exploration, is the Qualified
Person who reviewed this news release and supervised the surface and underground sampling programs at Navegantes. A Quality Control sampling program of blanks and duplicates was instituted to monitor the integrity of all assay results. All chip samples were shipped to either the Guanacevi plant lab or the SGS lab in Durango, where they are dried, crushed, split and 50 gram pulp samples are prepared for analysis. Gold and silver are determined by fire assay with an atomic absorption (AA) finish and lead, zinc and copper are determined by AA.

     Endeavour Silver Corp. (EDR: TSX, EXK: AMEX, EJD: DBFrankfurt) is a
small-cap silver mining company focused on the growth of its silver production, reserves and resources in Mexico. The expansion programs now underway at Endeavour's two operating mines, Guanacevi in Durango and
Bolanitos in Guanajuato, coupled with the Company's aggressive acquisition and exploration programs in Mexico should enable Endeavour to join the ranks of top primary silver producers worldwide.

     ENDEAVOUR SILVER CORP.
     Per:

     /s/ "Bradford J. Cooke"

     Bradford J. Cooke
     Chairman and CEO

     CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS
     --------------------------------------------------
     Certain statements contained herein regarding the Company and its operations constitute "forward-looking statements" within the meaning of the
United States Private Securities Litigation Reform Act of 1995. All statements that are not historical facts, including without limitation statements regarding future estimates, plans, objectives, assumptions or expectations of future performance, are "forward-looking statements". We caution you that such
"forward looking statements" involve known and unknown risks and uncertainties that could cause actual results and future events to differ materially from those anticipated in such statements. Such risks and uncertainties include fluctuations in precious metal prices, unpredictable results of exploration activities, uncertainties inherent in the estimation of mineral reserves and resources, fluctuations in the costs of goods and services, problems associated with exploration and mining operations, changes in legal, social or political conditions in the jurisdictions where the Company operates, lack of appropriate funding and other risk factors, as discussed in the Company's filings with Canadian and American Securities regulatory agencies. Resource and production goals and forecasts may be based on data insufficient to support them. Godfrey Walton, M.Sc., P.Geo., President and COO is the
Qualified Person for the Company as required by NI 43-101. The Company expressly disclaims any obligation to update any forward-looking statements.
We seek safe harbour.

     %SEDAR: 00018368E          %CIK: 0001277866

     /For further information: Hugh Clarke, Toll free: (877) 685-9775, tel:
(604) 685-9775, fax: (604) 685-9744, email investorrelations(at)edrsilver.com or visit our website, www.edrsilver.com./
     (EXK EDR.)

CO:  Endeavour Silver Corp.

CNW 12:38e 19-FEB-08